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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                              PLX Technology, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (par value $0.001 per share)
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                    693417107
           ----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
           ----------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                EXPLANATORY NOTE

         Effective January 1, 2002, the Reporting Person succeeded to the businesses of Shaker Investments, Inc., Shaker Management, Inc. and Shaker Investments Management, L.P. (collectively the "Predecessor Investment Advisers"), each of which was a federally registered investment adviser. The Reporting Person is under the same control as the Predecessor Investment Advisers. The Schedule 13G, as previously amended, for which this amendment is filed was filed by one or more of the Predecessor Investment Advisers, and this amendment is filed by the Reporting Person as successor to the Predecessor Investment Advisers.




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CUSIP No. 693417107
-----------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS:        Shaker Investments, L.L.C.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                  34-1970851
------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]
                                                                   (b) [ ]

(3)      SEC USE ONLY

------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
------------------------------------------------------------------------------

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)      SOLE VOTING POWER:

         12,100
         ---------------------------------------------------------------------
(6)      SHARED VOTING POWER:

         None
         ---------------------------------------------------------------------
(7)      SOLE DISPOSITIVE POWER:

         655,891
         ---------------------------------------------------------------------
(8)      SHARED DISPOSITIVE POWER:

         None
         ---------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         655,891
------------------------------------------------------------------------------
         Pursuant to Section 240.13d-4 of the Act, the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities covered by this Schedule 13G.

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]


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(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

         3.1% (See Note 1)
------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON:

         IA
         ---------------------------------------------------------------------

*Note 1: This percentage is based on 21,156,598 shares of common stock (par value $0.001 per share) outstanding as of October 31, 2002 as reported in the Form 10-Q of PLX Technology, Inc. for the quarter ended September 30, 2002.


                                                          (end of cover page)




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ITEM 1(a)    NAME OF ISSUER:

             PLX Technology, Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             870 Maude Avenue
             Sunnyvale, California  94085

ITEM 2(a)    NAME OF PERSON FILING:

             Shaker Investments, L.L.C.

ITEM 2(b)    ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

             One Chagrin Highlands
             2000 Auburn Drive, Suite 300
             Cleveland, Ohio  44122

ITEM 2(c)    CITIZENSHIP:

             See Item 4 of cover page.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (par value $0.001 per share)

ITEM 2(e)    CUSIP NUMBER:

             693417107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT;

     (b) [ ] BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT; INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF THE ACT;

     (c) [ ] INSURANCE COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT OF 1940;

     (d) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT OF 1940;

     (e) [x] AN INVESTMENT ADVISER IN ACCORDANCE WITH SECTION
             240.13d-1(b)(1)(ii)(E);

     (f) [ ] AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH
             SECTION 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH
             SECTION 240.13d-1(b)(1)(ii)(G);
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     (h) [ ] A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(b) OF THE FEDERAL
             DEPOSIT INSURANCE ACT;

     (i) [ ] A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3(c)(14) OF THE INVESTMENT COMPANY ACT OF 1940;

     (j) [ ] GROUP, IN ACCORDANCE WITH SECTION 240.13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP.

     (a)     AMOUNT BENEFICIALLY OWNED: See Item 9 of cover page.

     (b)     PERCENT OF CLASS: See Item 11 of cover page.

     (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                    See Item 5 of cover page.

             (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                    None.

             (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                    See Item 7 of cover page.

             (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                    None.

ITEM 5.      OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [x]

ITEM 6.      OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

             The Reporting Person exercises discretionary authority as an investment adviser on behalf of various clients none of which to the best of the knowledge of the Reporting Person holds more than five percent of the class of securities.
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ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
             ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             See Explanatory Note above.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             See Explanatory Note above.

ITEM 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

             SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:  February 10, 2003

                                    SHAKER INVESTMENTS, L.L.C.


                                    /s/ Edward P. Hemmelgarn
                                    -----------------------------------------
                                    Signature
                                    Name:    Edward P. Hemmelgarn
                                    Title:   Managing Director